Filed pursuant to Rule 424(b)(3)

File No. 333-272286

PROSPECTUS SUPPLEMENT (To Prospectus dated October 5, 2023, as supplemented by the Prospectus Supplement dated November 15, 2023 and the Prospectus Supplement dated January 30, 2024)	May 21, 2024

Oxford Lane Capital Corp.

$750,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated October 5, 2023 (the “Base Prospectus”) as supplemented by the prospectus supplement dated November 15, 2023 (the “November 2023 Prospectus Supplement”) and the prospectus supplement dated January 30, 2024 (the “January 2024 Prospectus Supplement” and together with the November 2023 Prospectus Supplement, this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022, as amended pursuant to that certain Amendment No. 1 to the Amended and Restated Equity Distribution Agreement, dated as of November 15, 2023, with Ladenburg Thalmann & Co. Inc. (the “Distribution Agent”). The Company’s investment adviser, Oxford Lane Management, LLC, has agreed to pay to the Distribution Agent, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 15 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From November 15, 2023 to May 20, 2024, we sold a total of 38,058,437 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $191.9 million and net proceeds were approximately $190.3 million, after deducting the sales agent’s commissions and offering expenses.

APRIL 2024 FINANCIAL UPDATE

On May 17, 2024, we announced the following net asset value (“NAV”) estimate as of April 30, 2024.

●	Management’s unaudited estimate of the range of the NAV per share of our common stock as of April 30, 2024 is between $4.89 and $4.99. This estimate is not a comprehensive statement of our financial condition or results for the month ended April 30, 2024. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending June 30, 2024 may differ materially from this estimate, which is given only as of April 30, 2024.

●	As of April 30, 2024, the Company had approximately 249.0 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after April 30, 2024 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by market volatility in the U.S. or worldwide, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference relates to the Company’s previously issued financial statements. It does not extend to the preliminary financial data and should not be read to do so.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

●	On May 14, 2024, our Board of Directors declared the following distributions on our common stock, representing an increase of 12.5% from our previous monthly distribution rate:

Month Ending	Record Date	Payment Date	Amount Per Share
July 31, 2024	July 17, 2024	July 31, 2024	$0.09
August 31, 2024	August 16, 2024	August 30, 2024	$0.09
September 30, 2024	September 16, 2024	September 30, 2024	$0.09

●	NAV per share as of March 31, 2024 stood at $4.90, compared with a NAV per share on December 31, 2023 of $4.82.

●	Net investment income (“NII”), calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), was approximately $51.0 million, or $0.22 per share, for the quarter ended March 31, 2024.

●	Our core net investment income (“Core NII”) was approximately $79.9 million, or $0.35 per share, for the quarter ended March 31, 2024.

o	Core NII incorporates all applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may differ materially from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

●	Total investment income for the quarter ended March 31, 2024 amounted to approximately $82.6 million, which represented an increase of approximately $3.4 million from the quarter ended December 31, 2023.

o	For the quarter ended March 31, 2024 we recorded investment income as follows:

◾	Approximately $76.3 million from our CLO equity and CLO warehouse investments, and

◾	Approximately $6.3 million from our CLO debt investments and other income.

●	Our total expenses for the quarter ended March 31, 2024 were approximately $31.7 million, compared with total expenses of approximately $30.5 million for the quarter ended December 31, 2023.

●	As of March 31, 2024, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 17.1%, up from 16.6% as of December 31, 2023.

o	The weighted average effective yield of our CLO equity investments at current cost was 16.9%, up from 16.5% as of December 31, 2023.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 23.5%, down from 24.0% as of December 31, 2023.

●	For the quarter ended March 31, 2024, we recorded a net increase in net assets resulting from operations of approximately $67.5 million, or $0.30 per share, comprised of:

o	NII of approximately $51.0 million;

o	Net realized losses of approximately $1.2 million; and

o	Net unrealized appreciation of approximately $17.7 million.

●	During the quarter ended March 31, 2024, we made additional investments of approximately $225.2 million, and received approximately $19.0 million from sales and repayments of our CLO investments.

●	For the quarter ended March 31, 2024, we issued a total of approximately 18.6 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $94.7 million. As of March 31, 2024, we had approximately 239.1 million shares of common stock outstanding.

●	On May 14, 2024, our Board of Directors declared the required monthly dividends on our 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
6.75% - Series 2024(1)	$0.14062500	June 14, 2024	June 28, 2024
6.25% - Series 2027	$0.13020833	June 14, 2024, July 17, 2024, August 16, 2024	June 28, 2024, July 31, 2024, August 30, 2024
6.00% - Series 2029	$0.12500000	June 14, 2024, July 17, 2024, August 16, 2024	June 28, 2024, July 31, 2024, August 30, 2024
7.125% - Series 2029	$0.14843750	June 14, 2024, July 17, 2024, August 16, 2024	June 28, 2024, July 31, 2024, August 30, 2024

(1)	The 6.75% Series 2024 Term Preferred Shares have a term redemption date of June 30, 2024.

In accordance with their terms, each of the 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares will pay a monthly dividend at a fixed rate of 6.75%, 6.25%, 6.00% and 7.125%, respectively, of the $25.00 per share liquidation preference, or $1.6875, $1.5625, $1.5000 and $1.78125 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 6.75%, 6.25%, 6.00% and 7.125% per year, respectively, for each of the 6.75% Series 2024 Term Preferred Shares, 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares and 7.125% Series 2029 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. Oxford Lane’s management uses this information in its internal analysis of results and believes that this information may be informative in assessing the quality of Oxford Lane’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. While Core NII may provide a better indication of our estimated taxable income than GAAP NII during certain periods, we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended March 31, 2024:

	Three Months Ended March 31, 2024
	Amount	Per Share Amount
GAAP net investment income	$50,956,435	$0.22
CLO equity adjustments	28,944,761	0.13
Core net investment income	$79,901,196	$0.35